UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

NONE
(CUSIP Number)

February 1, 2008
(Date of Event which Requires Filing of this Statement)

Roy Hopkins
Second Floor
233 Alexander Street
Rochester, New York 14607-2518
(585) 317-1236
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [ ]

PARTIES DESCRIBED IN 17 CFR 240.13D -7 ARE TO BE MAILED COPIES OF THIS SCHEDULE.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. None

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only).
Roy Hopkins. Taxpayer Identification No. 20-0527353.

2.	Check the Appropriate Box if a Member of a Group:
	(a):	☐
	(b):	☐

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of New York, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	9,167,310

	8.	Shared Voting Power:	-0-

	9.	Sole Dispositive Power:	9,167,310

	10.	Shared Dispositive Power:	-0-

11.	Aggregate Amount Beneficially Owned by Reporting Person: 9,167, 310 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 90.0%

14.	Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

Securities of the Issuer. The Issuer's common stock, $0.001 par value per share, is the sole class of its common voting equity security, which is the subject of this schedule. On June 23, 2006, the Issuer filed a Form D with the SEC, whereby it reported the issuance of 10,185,900 shares of its common stock to 418 persons in reliance on an exemption from the registration requirements of the Securities Act of 1933 pursuant to the applicability of one or more sections of Regulation D. The Issuer is not obligated to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the SEC.

As of the filing date of this schedule, the Issuer is authorized to issue 50,000,000 shares of common stock, par value $0.001 per share, and no shares of preferred stock.

As of the date of this schedule, the Issuer has 10,185,900 shares issued, outstanding, and held by 417 persons of record.

Address of Issuer's Principal Executive Offices. The Issuer uses the Reporting Person's office as its principal executive office. The Reporting Person’s immediate family permits the Issuer to sublease office on a month-to-month basis. The office is located at 233 Alexander Street, Second Floor, Rochester, New York. The Issuer's telephone number is (585) 317-1236. (A facsimile of the office sublease agreement is annexed as Exhibit 3 hereof.)

ITEM 2. IDENTITY AND BACKGROUND.

        The name of the Reporting Person filing this schedule is Roy Hopkins. (Additional information on the Reporting Person is available at the SEC's web site under the Reporting Person's CIK, which is 0001396923.)

        The Reporting Person's office address is 233 Alexander Street, Second Floor, Rochester, New York 14607-2518.

        As at the filing date of this schedule, the table below sets forth the names and business addresses for each of the Reporting Person's present principal employers and his occupation(s) therewith:

	Name and Address of Employer	Principal Position	SEC CIK

1.	Waldwide Group, Inc.	President, Secretary,	0001369726
	Second Floor	Treasurer, Director,
	233 Alexander Street	Principal Stockholder
	Rochester, New York 14607-2518	(1)

2.	Roy Hopkins and Associates		None
Second Floor
233 Alexander Street
	Rochester, New York 14607-2518	Sole Proprietor

3.	Atlantic First Holdings, Inc.	Officer-Elect and	0001351458
	Post Office Box 202	Director-Elect
	Wyoming, New York 14591-0202	(1)

4.	Distribution Management Services, Inc.	(Non-Legal) Executive	0001064270
	11601 Biscayne Boulevard	Advisor to the Board of
	Suite 201	Director
	North Miami, Florida 33181	(1)

5.	A-1 Technology Group, Inc.		0001332662
	Suite 1	(Non-Legal) Advisor to
	3155 East Patrick Lane	the Board of Directors
	Las Vegas, Nevada 89120-3481	(1)

(1) A certain relationship exists between the Reporting Person and with certain other persons associated with the entity described in this entry and in relation to Mr. Hopkins' other business activities.  Please refer to Item 6 hereinunder.

        During the five years preceding the filing date of this schedule, except for traffic-related offenses, the Reporting Person has not been charged or convicted in a criminal proceeding.

        During the five years preceding the filing date of this schedule, the Reporting Person has not been the subject of any proceeding that has resulted in any decree or final order prohibiting or mandating the Reporting Person's cessation or desistance of any activities with respect to Federal or any states' securities laws.

         The Reporting Person is not the subject of any of the disqualification provisions that are enumerated in 17 CFR 230.262; the Reporting Person is not subject to statutory disqualification, as that term is defined in section 3(a)39 of the Act.

         The Reporting Person is a natural citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Payment for Stock in the Issuer. Under the transaction (which is exempt from the registration requirements of the Securities Act of 1933) and being reported on this schedule, the Reporting Person acquired an aggregate of 9,167,310 shares of the common stock of the Issuer on February 1, 2008. Pursuant to the terms of that certain stock purchase agreement (which is annexed as Exhibit 1 hereof), the Reporting Person acquired (a) 2,810,800 shares from Morris Diamond, (b) 2,530,000 from Shirley Diamond, (c) 1,602,215 from Tramdot Development Corporation, a New York corporation, (d) 2,100,000 from Southward Investments, LLC, a New York limited liability company, and (e) 124,295 shares from E-Cap Ventures Corp., a Delaware corporation. (The readers hereof should read Item 6 hereinunder, as the above selling stockholders are affiliated.) The selling stockholders designated E-Cap Ventures Corp. to serve as the (non-SEC defined) trustee for the collection of and subsequent disbursement of the note payments to become payable by the Reporting Person to each of the above named selling stockholders. The consideration paid to the selling stockholders of the Issuer is $40,000, or approximately $0.00436 per share, for the 9,167,310 shares of the Issuer's common stock being reported on this schedule. The consideration was paid in the form of a negotiable promissory note, with the principal and interest (calculated at (six per cent per annum) due and payable to the selling stockholders' trustee, E-Cap Ventures Corp. on or before December 31, 2008. (A non-negotiable facsimile of that certain promissory note is annexed as Exhibit 2 hereof.)

Continuing Pledge of Shares as Security for Payment. The Reporting Person is obligated under a number of material covenants to the selling stockholders, which covenants are set forth in the common stock purchase agreement, dated February 1, 2008, and annexed as Exhibit 1 hereof.

Among those covenants is one that assumes the pledge of the Issuer's common stock acquired by the Reporting Person as security and collateral to the selling stockholders for the Reporting Person's note described hereinabove. (More information on the pledge and security agreement is set forth in Item 6 hereinunder.)

The Issuer's Assets. The transaction being reported on this schedule does not include a separate sale, transfer, or conveyance of any of the Issuer's existing assets.

No Commercial Loans. No commercial banking or lending source was utilized by the Reporting Person to fund the transaction reported on this schedule.

ITEM 4. PURPOSE OF TRANSACTION.

NOTICE OF ADVICE OF FORWARD-LOOKING STATEMENTS.

Some of the statements we are making in this schedule are subjective and written in favor of the Reporting Person, with a view to its projected plan of operations for the Issuer. These types of statements may be considered "forward-looking statements", as that term is defined in Section 27A of the Securities Act of 1933 (15 U.S.C. 77z-2) and in Section 21E of the Securities Exchange Act of 1934 (15 U.S.C. 78u-5), which are referred to as "statutory safe harbor" provisions.

These forward-looking statements ARE NOT HISTORICAL FACTS; rather, these statements are based upon the Reporting Person's senior executive management's OPINIONS AND ESTIMATES as of the date of this schedule. EVERY FORWARD-LOOKING STATEMENT REFLECTS AN INHERENT RISK AND UNCERTAINTY THAT COULD CAUSE THE ACTUAL RESULTS OF ANY SUCH EVENT TO DIFFER MATERIALLY FROM THE PLANS, PROJECTIONS, OR EXPECTATIONS EXPRESSED OR IMPLIED HEREINBELOW BY THE REPORTING PERSON. The Reporting Person may be overly optimistic in the statements it is making to you about its beliefs and expectations of any plan or event associated with the Issuer by these forward-looking statements. The Reporting Person will use words like "expect", "anticipate", "intend",

"plan", "believe", "seek", "estimate", "contemplate", "prospective", "attempt", "proposed", and similar expressions or terms, which you can interpret to identify these forward-looking statements.

        The Reporting Person and the Issuer advise you NOT to place too much influence or reliance on the Reporting Person's forward-looking statements. These statements are only good as of the date of this schedule. The Issuer and the Reporting Person undertake no obligation to update these forward-looking statements, or any information associated with them, in any future filings, schedules, or reports.

         No additional securities have been acquired by, or promised to, any other person or entity under the transaction reported on this schedule, and there has been no other disposition of the Issuer's securities by the Reporting Person in the transaction reported on this Schedule.

        No merger, reorganization, liquidation, or other similar corporate action involving the Issuer will occur as the result of the transaction reported on this Schedule. To the best of the Reporting Person's knowledge, as of the date hereof, the Issuer does not own shares of stock or membership units in any other corporation, limited liability company, partnership, joint venture, or in any other type of legally formed entity.

        The transaction reported on this Schedule does not involve the sale or transfer of any of the Issuer's assets.

        The Issuer contemplates a change in the members of its Board of Directors and in its senior executive management; namely, pursuant to the terms and provisions of that certain common stock purchase agreement between the Reporting Person and the selling stockholders, on February 3, 2008, the Issuer's then Board of Directors nominated and elected the Reporting Person to serve as the Issuer's Chairman of the Board (which made him the sole director), to become effective following the immediate resignations of the remaining directors of the Issuer. Furthermore, on February 3, 2008, the Issuer's then Board of Directors nominated and elected the Reporting Person to serve as the Issuer's Chief Executive Officer, to become effective following the immediate resignations of then the existing officers of the Issuer, and all in due course following the effective date of the transaction subject hereof.

        Consequently, it was necessary for the Issuer's new principal stockholder (i.e., the Reporting Person) (i) to perform an action by the unanimous written consent of the Issuer's Board of Directors and (ii) to effect a corporate action by written consent in lieu of a meeting in favor of the board's action; whereby, the Reporting Person nominated and appointed himself to serve in the positions of the Issuer's President, Secretary, and Treasurer. The Reporting Person has no intention to change the number or term of the Issuer's directors, or to fill the other vacancies on the Issuer's Board of Directors, at this time.

        The Reporting Person has no intention to change the dividend policy of the Issuer; however, Mr. Hopkins does intend, in due course following the date of this Schedule, to compel the Issuer, by and through the actions of its Board of Directors, to apply to the State of Delaware to amend its Certificate of Incorporation to change its authorized capital structure, which would result in the following authorized changes to the capital structure of the Issuer:

Description of Security	Proposed Number of Shares	Par Value per Share

Common Stock	250,000,000	$0.001
Preferred Stock	50,000,000	$0.001

(Presently, the Issuer is authorized to issue 50,000,000 shares of common stock, par value $0.001 per share, and no shares of preferred stock.)

        As of the date hereof, the Reporting Person has no intention to compel or influence the Issuer to change its business or corporate structure. Prior to the effective date of this schedule, the Issuer was engaged in the business of waste oil reclamation. However, if the Issuer is incapable of continuing its present plan of operation, then it will be the Reporting Person's intention (i) to fortify the equity of the existing shareholders by marketing the Issuer as a suitable candidate to enter into a qualified business combination and (ii) to engage the Issuer in a suitable transaction, whereby, it would become engaged in an ongoing business and, thus, enhancing the existing shareholders' equity positions. As of the filing date of this schedule, the actual date of any such merger is unknown; however, if it is to occur, the merger would be anticipated to occur before the end of the calendar year 2008.

        To the best knowledge of the Reporting Person, the Issuer is not directly subject to any rule or regulation of the Investment Company Act of 1940.

        As of the date hereof, the Reporting Person has no intention to compel or influence the Issuer to amend its Certificate of Incorporation or to amend its Bylaws to impede the acquisition of control of the Issuer by any person or entity, with the exception of informing the SEC and the public of the statutory self-executing anti-takeover provisions set forth in the General Corporation Law of Delaware, under which statute the Issuer may rely on effecting a future action.

        As of the date hereof, the Issuer has not issued any class of its securities, either in equity or in debt, or any debt instruments, trading on any national or regional exchange nor quoted on any electronic intermediary quotation system. However, it is the Reporting Person's intention to compel the Issuer to initiate a quotation of its common stock on an electronic intermediary quotation system within six months following the effective date of this schedule.

        In addition, the Reporting Person contemplates offering additional shares of the Issuer's common stock under a registration contemplated to be filed under the Securities Act of 1933 and the Securities Exchange Act of 1934.

        As of the date of the event reported on this schedule, the Issuer, by itself, does not have adequate working capital. Similarly, it may be difficult for the Issuer to locate a suitable source either to invest in it or to loan it money under commercially reasonable terms. As the result of this imposition and limitation, the Reporting Person must inform the SEC and the public that the Issuer's capability in regard to financing its activities is limited.

        As the direct result of the absence of any immediate or adequate working capital or satisfactory credit accommodation to resolve the Reporting Person's cash-flow difficulties, it must notify the Issuer and its stockholders that the Reporting Person, as the sole stockholder of the Issuer, will direct its Board of Directors not to declare or pay a cash dividend, in the minimum, during the nine-month period following the date of this schedule.

        In order for the Issuer to continue as a going concern, it must be able to continue to operate under its present plan of operation (that of a oil recovery and reclamation company) or to engage in one or more transactions that involve the acquisition of operating asset or assets, without first having to pay an initial and/or immediate disbursement of funds to the seller or transferee of any such asset, or it must be able to enter into a business combination transaction with a company that will accept the responsibility to discharge or otherwise agree to assume the Issuer's debts and financial obligations. Lest any of these events do not occur in a timely fashion, it is unlikely the Issuer, or the Reporting Person acting on the Issuer's behalf, will be able to insure the Issuer's ability to continue as a going concern.

        In the interim, the Reporting Person's principal stockholder, Roy Hopkins, has agreed to advance the Issuer sufficient credit and/or sums of money in order for it to perform its minimum obligations for the 30-day period following the date of this schedule. Mr. Hopkins will make such advances to the Issuer on a non-interest bearing basis, as required to maintain minimum corporate administration and operations.

        As an obligation pursuant to 17 CFR 240.13d -7, a certified copy of this filing must be mailed to the Issuer at its principal executive office.

        The Reporting Person reserves the right to amend this schedule, if necessary, to include further information regarding the matters subject herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

5.a. (1) Issuer's Capitalization. The Issuer is authorized to issue 50,000,000 shares of common stock, $0.001 par value per share, and no shares of preferred stock. As of the date of this schedule, the Issuer has 10,185,900 shares issued and outstanding to 417 holders of record.

(2) Acquisition by Reporting Person. Under this schedule, the Reporting Person is disclosing his acquisition of 9,167,310 shares of the Issuer's common stock, par value $0.001 per share, which equates to approximately 90.0% ownership of the Issuer's total issued and outstanding shares of common stock, pursuant to a private securities transaction and agreement dated February 1, 2008, which the Reporting Person deems to be exempt from the registration requirements under the Securities Act of 1933.

(3) Voting Groups. The Reporting Person is not a member of any voting group and he directly and beneficially owns all of the shares disclosed in this schedule.

5.b.(1) The Reporting Person does not share the power to vote, or to direct the vote, and does not share the power to dispose of, or to direct the disposition of, 9,167,310 shares of the Issuer's common stock.

(2) There are no persons that share the Reporting Person's power to vote or hold the power to dispose of the shares of the Issuer's common voting equity securities being described herein.

5.c. With the single exception of the transaction being reported on this schedule, neither the Issuer nor the Reporting Person have been the subject of or involved in any transaction involving the Issuer's securities during the 60 (sixty) days prior to the date of this schedule.

5.d. No person or entity, other than the Reporting Person hereunder is known to have the right to receive, nor the power to direct the right to receive dividends from, or the proceeds from the sale of, the Issuer's securities, for those shares of the Issuer's common stock being reported on this schedule, except for (a) the pledge and security of the Issuer's stock more fully described hereinbelow and (b) the Reporting Person's intent to offer additional sales of the Issuer's securities in accordance with the terms of a registration statement, as such objective is stated in Item 4 hereinabove. As of the date of this schedule, the Reporting Person is not entitled under any right, option agreement, warrant, or other instrument to acquire additional underlying securities in the Issuer, nor is any person or entity the holder of any agreement that confers upon any person or entity any right or option to acquire additional underlying securities of the Issuer or of the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        While the common stock purchase agreement executed and delivered between the selling stockholders and the Reporting Person contains terms and provisions that may be considered standard to the type of transaction described in this schedule, that certain agreement (which is annexed as Exhibit 1 hereof) contains a provision for the pledge of the Reporting Person's stock in the Issuer as collateral under that certain promissory note delivered to the selling stockholders in care of E-Cap Ventures Corp. by the Reporting Person.

        The intended understanding with regard to the Issuer's common stock under pledge allows the Reporting Person to vote the Issuer's stock, receive dividends, and permits every other type of act or activity under Delaware law associated with the Reporting

Person's ownership of the Issuer's stock. However, in the event of the Reporting Person's default under that certain promissory note (of even date with the stock purchase agreement), then and only in such case, E-Cap would be entitled to recover the Issuer's stock, at its discretion.

        In addition, notwithstanding any term or provision in the subject common stock purchase agreement, or in any of the loan documents, to the contrary (described in Item 1 hereof), it should be noted the common stock purchase agreement sets forth the following understanding as to mutual indemnification of the selling stockholders and the Reporting Person; whereby, the parties agreed to indemnify the other against actual losses, damages and expenses caused by (i) any material breach of the common stock purchase agreement or any material misrepresentation contained in the common stock purchase agreement or (ii) any misstatement of a material fact or omission to state a material fact required to be stated in the common stock purchase agreement or necessary to make the statements in the common stock purchase agreement not misleading.

        (The readers hereof should be informed: Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, controlling persons, and beneficial owners of the Issuer, the Reporting Person and the Issuer have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Issuer of expenses incurred or paid by a director, officer, controlling person, or beneficial owner of the Issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, controlling person, or beneficial owner in connection with the transaction reported on this Schedule, the Issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.)

        There exists a certain relationship between the Reporting Person and one of the selling stockholders, Morris Diamond, who is also the President of three of the other entity-organized selling stockholders; namely, E-Cap Ventures Corp., a Delaware corporation, Tramdot Development Corporation, a New York corporation, and Southward Investments, LLC, a New York limited liability company. (The Reporting Person calls your attention to the fact that Mr. Diamond was also the Issuer's immediate-past officer and director, and, Mr. Diamond's wife, Shirley Diamond, was an immediate past officer and director of the Issuer.) Mr. Hopkins performs certain consulting work for Mr. Diamond and for a company under his control named A-1 Technology Group, Inc., a Nevada corporation. The Reporting Person has not received any money or remuneration from Mr. Diamond for his work therefor, and, he has not received any money or remuneration from Mr. Diamond's company, to-date, for the work he performed for him and/or it, respectively.

        There exists a certain relationship between the Reporting Person, in his capacity as a senior executive officer-elect and director-elect of Atlantic First Holdings, Inc., a New

Jersey corporation, Atlantic First's President, Randolph S. Hudson, and Mr. Diamond. Mr. Hudson performs certain administrative work for Mr. Diamond and for four of his companies; namely, E-Cap Ventures Corp., Southward Investments, LLC, DST Media, Inc., a Delaware corporation, and A-1 Technology Group, Inc. Also, Mr. Diamond, E-Cap Ventures Corp., and Southward Investments are stockholders of Atlantic First. The Reporting Person is also an advisor to, and entitled to certain cash and stock benefits from, Cartoon Acquisition, Inc., a Delaware corporation, which Mr. Hudson serves as its President, its Director, and is its principal stockholder.

        There exists a certain relationship between the Reporting Person and Randolph S. Hudson, an individual principally residing in the State of New York, as to Distribution Management Services, Inc., a Florida corporation. Each of the Reporting Person and Mr. Hudson serve as (non-legal) Executive Advisors to Distribution's Board of Directors.

        There exists a certain relationship between the Reporting Person and Margaret V. Hopkins, the sublessor of the office space the Issuer uses, in that Mrs. Hopkins is an immediate member of the Reporting Person's family. The Issuer did not have the opportunity to evaluate other prospective office spaces; however, the Issuer is satisfied that its obligations to Mrs. Hopkins for the office space are commercially reasonable and fair to the Issuer and may not be contracted from another party under the same terms.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        There are five documents filed as exhibits to this schedule, as follows:

Exhibit No.	Description of Exhibit
1	Common Stock Purchase Agreement dated February 1, 2008
2	Non-Negotiable Form of Promissory Note dated February 1, 2008
3	Office Sharing Agreement dated April 1, 2008
4	Delaware Certificate of Incorporation for Waldwide Group, Inc.
5	Bylaws of Waldwide Group, Inc., a Delaware corporation

        The Reporting Person, for the events that occurred during the period described herein, further agrees (a) to timely file an amendment that reflects a change in the facts or events that represent a fundamental change in the information contained in this schedule, and (b) to include any other information or materials to be filed as exhibits that may be pertinent to the events described in this schedule and obtained by the Issuer or the Reporting Person on a date beyond the date of this schedule.

- SIGNATURE -

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct. I acknowledge that intentional misstatements or omissions of fact constitute Federal criminal violations in accordance with 18 U.S.C. 1001.

DATED: April 29, 2008